UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*
_______________________

Hemisphere Media Group, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

42365Q103
(CUSIP Number)

Alex J. Tolston
Hemisphere Media Group, Inc.
2000 Ponce de Leon Boulevard, Suite 500
Coral Gables, Florida, 33134
305-421-6364
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
_______________________

March 12, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 42365Q103	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON McNamara, James Marvin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 821,425 (See Items 3, 4 and 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 821,425 (See Items 3, 4 and 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 821,425 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 628,376 shares of the Issuer’s Class B common stock, convertible at any time at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Issuer’s Class A common stock, 219,430 warrants exercisable at any time at the option of the holder thereof into 109,715 shares of Issuer’s Class A common stock and options to purchase 83,334 shares of the Issuer’s Class A common stock.
(2) Based on 12,120,053 shares of Issuer’s Class A common stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2013 and including the shares held by the Reporting Person in Note 1.  On a fully diluted basis, assuming conversion of all shares of the Issuer’s Class B common stock into shares of Class A common stock, the Reporting Person, owns 1.8% of the company’s capital stock.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 3 of 6

Item 1.  Security and Issuer.

This schedule 13D is being filed by the undersigned with respect to the shares of Class A common stock, $0.0001 par value per share (the “Class A common stock”) of Hemisphere Media Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2000 Ponce de Leon Boulevard, Suite 500, Coral Gables, FL 33134.

Item 2.  Identity and Background.

(a)	This schedule 13D is being filed on behalf of James Marvin McNamara (the “Reporting Person”).

(b)	The principal business address for the Reporting Person is 2000 Ponce de Leon Blvd, Suite 500, Coral Gables, FL 33134.

(c)	The Reporting Person is the Vice Chairman of the Issuer’s Board of Directors and serves as a consultant to the Issuer.

(d)	The Reporting Persons has not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

 Item 3.  Source and Amount of Funds or Other Consideration.

On April 4, 2013, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 22, 2013, by and among the Issuer, Hemisphere Merger Sub I, LLC, a Delaware limited liability company (“WAPA Merger Sub”), Hemisphere Merger Sub II, Inc., a Delaware corporation (“Azteca Merger Sub”), Hemisphere Merger Sub III, Inc., a Delaware corporation (“Cine Merger Sub”), Azteca Acquisition Corporation, a Delaware corporation (“Azteca”), InterMedia Español Holdings, LLC, a Delaware limited liability corporation (“WAPA”) and Cine Latino, Inc., a Delaware corporation (“Cinelatino”) (the “Merger Agreement”), providing for the merger of Azteca Merger Sub with and into Azteca, the merger of WAPA Merger Sub with and into WAPA and the merger of Cine Merger Sub with and into Cinelatino (collectively, the “Transaction”), the Reporting Person’s ownership interest in Cinelatino was converted into 628,376 shares of Issuer’s Class B common stock, which are convertible at any time into shares of the Issuer’s Class A common stock at the holder’s discretion.

Pursuant to the Equity Restructuring and Warrant Purchase Agreement, dated as of January 22, 2013, by and among Azteca, Issuer, Azteca Acquisition Holdings, LLC, a Delaware limited liability, Clive Fleissig, Juan Pablo Alban, John Engelman, Alfredo E. Ayub, Brener International Group, LLC, a Delaware limited liability company, InterMedia Partners VII, L.P., a Delaware limited partnership (“IM VII”), InterMedia Cinelatino, LLC, a Delaware limited liability company (“IM Cine”), Cinema Aeropuerto, S.A. de C.V., a Mexican sociedad anónima de capital variable and the Reporting Person (the “Equity Restructuring Agreement”), (i) the Reporting Person purchased from the Issuer 44,430 warrants to purchase 22,215 shares of Issuer’s Class A common stock for $722,360.

The references to and descriptions of the Merger Agreement and Equity Restructuring Agreement set forth above in this Item 3 are not intended to be complete and are qualified in their entirety by reference to the full text of each such document, included as Exhibits 2.1 and 4.4 to the Issuer’s Registration Statement on Form S-4, filed January 25, 2013, and are incorporated herein by reference.

On May 16, 2013, the Board of Directors of the Issuer granted to the Reporting Person 250,000 options to purchase Class A common stock, which vest in equal ennual installments on the first three (3) anniversaries of April 9, 2013.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 4 of 6

On March 12, 2014, the Reporting Person purchased in an open market transaction 126,000 warrants to purchase 63,000 shares of the Issuer’s Class A common stock.  On March 13, 2014, the Reporting Person purchased in an open market transaction 24,000 warrants to purchase 12,000 shares of the Issuer’s Class A common stock.  On March 14, 2014, the Reporting Person purchased in an open market transaction 25,000 warrants to purchase 12,500 shares of the Issuer’s Class A common stock.

No borrowed funds were used to purchase or acquire the Class A common stock or Class B common stock reported herein.

Item 4.  Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference into this Item 4, as applicable.

The Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and his interest in, and intentions with respect to, the Issuer and his investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, the Reporting Person reserves the right to change his intentions and develop plans or proposals at any time, deemed appropriate. In particular, the Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer; (ii) dispose of or transfer all or a portion of the securities of the Issuer that the Reporting Person now owns or may hereafter acquire, including sales pursuant to the terms of the Registration Rights Agreement described in Item 6 hereto, to any person or entity, including dispositions to affiliates of the Reporting Person; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person's assets or business; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or mergers or to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Reporting Person; (vi) propose any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (vii) engage in communications with one or more stockholders or officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (vi) above. As a result, the Reporting Person may take positions with respect to and seek to have the directors influence the decision of the Board of Directors regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Item 5.  Interest in Securities of the Issuer.

Reference to percentage ownerships of Class A common stock in this Schedule 13D are based on 12,120,053 shares of Issuer’s Class A common stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2013.  As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 821,425 shares of Class A common stock, constituting 6.3% of the Class A common stock of the issuer, which include, 628,376 shares of the Issuer’s Class B common stock, convertible at any time at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Issuer’s Class A common stock, 219,430 warrants to purchase 109,715 shares of Class A common stock, and 83,334 shares of class A common stock issuable on the exercise of options.

Shares of Issuer’s Class B common stock are convertible in whole or in part at any time at the option of the holder or holders thereof, into an equal number of fully paid and non-assessable shares of Class A common stock. The Issuer’s Class A common stock and Class B common stock have equal rights, except that holders of shares of Class A common stock are entitled to one vote for each such share and the holders of shares of Issuer’s Class B common stock are entitled to ten votes for each such share on each matter properly submitted to the stockholder on which the holders of the Issuer’s common stock are entitled to vote. On a fully diluted basis, assuming conversion of all shares of the Issuer’s Class B common stock into shares of Class A common stock, the Reporting Person, owns 1.8% of the company’s capital stock.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 5 of 6

 Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

On January 22, 2013, certain stockholders of WAPA, Cine and Azteca, including IM VII and IM Cine Latino, entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer whereby the Issuer agreed to provide certain registration rights to such persons and their eligible transferees. If requested properly under the terms of the Registration Rights Agreement, certain of these stockholders have the right to require Issuer to register the offer and sale of all or some of the Class A common stock (including upon conversion of their Class B common stock and warrants) under the Securities Act of 1933, as amended, in certain circumstances and also have the right to include those shares in a registration initiated by Issuer. The Registration Rights Agreement contains other customary terms and conditions, including provisions regarding payment of registration expenses and indemnification.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the agreement, included as Exhibit 10.2 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-4, filed on March 11, 2013, and is incorporated herein by reference.

Lock-Up Agreement

On January 22, 2013, certain holders of ownership interests in WAPA, Cine and Azteca, including IM VII and IM Cine Latino, entered into a lock-up agreement (the “Lock-Up Agreement”) with the Issuer. Under the Lock-up Agreement, the investors subject to the Lock-up Agreement and their permitted transferees may not transfer (i) all or any portion of their shares of Class A common stock and Class B common stock (including any shares of Hemisphere Class A common stock that may be received upon exercise of warrants) for a period of one year following the consummation of the Transaction, subject to certain exceptions and (ii) any warrants for a period of 30 days following the consummation of the Transaction.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the agreement, included as Exhibit 4.5 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-4, filed on March 11, 2013, and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

The documents filed as exhibits in the Schedule 13D are hereby incorporated by reference herein.

Exhibit 1: Equity Restructuring and Warrant Purchase Agreement, dated as of January 22, 2013, by and among Azteca Acquisition Corporation, Hemisphere Media Group, Inc., Azteca Acquisition Holdings, LLC, Brener International Group, LLC, InterMedia Partners VII, L.P., InterMedia Cine Latino, LLC, Cinema Aeropuerto, S.A. de C.V., the Reporting Person and the other parties identified therein (incorporated by reference to Exhibit 10.2 to Azteca Acquisition Corporation's Current Report on Form 8-K filed with the Commission on January 23, 2013).

Exhibit 2: Registration Rights Agreement by and among Hemisphere Media Group, Inc. and the parties identified therein, dated January 22, 2013 (incorporated by reference to Exhibit 10.2 to Hemisphere Media Group, Inc.’s Registration Statement on Form S-4 filed on March 11, 2013).

Exhibit 3: Lock-Up Agreement, dated as of January 22, 2013, by and among InterMedia Español Holdings, LLC, Cine Latino, Inc. and the parties identified as "IM Investor", "Cine Investors" and "Azteca Investors" therein (incorporated by reference to Exhibit 10.2 to Hemisphere Media Group, Inc.’s Registration Statement on Form S-4 filed on March 11, 2013).

CUSIP No. 42365Q103	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2014.

By:	/s/ James M. McNamara
Name: James M. McNamara
Title: Director of the Issuer